Filed Pursuant to Rule 433
Registration No. 333-158949-01
Pricing Term Sheet
December 1, 2009

December 1, 2009

American Water Capital Corp.

American Water Works Company, Inc.

$60,000,000 6.00% Senior Monthly Notes due 2039

Term Sheet

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	Senior Monthly Notes

Maturity Date:	December 1, 2039

Redemption at Issuer’s Option:	At any time on or after December 1, 2014 at 100% of the principal amount plus interest

Aggregate Annual Limitation on Redemptions by Representatives of Deceased Beneficial Owners:	$1,200,000 (2% of the aggregate principal amount)

Expected Ratings*:	Baa2 by Moody’s / BBB+ by S&P

Coupon:	6.00% per annum, payable monthly

Size:	$60,000,000

Proceeds to Issuer:	96.85% of the principal amount

Expected Settlement Date:	December 4, 2009

Underwriter:	Edward D. Jones & Co., L.P.

The Issuer and Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Edward D. Jones & Co., L.P. will arrange to send you the prospectus if you request it by calling Edward D. Jones & Co., L.P. toll-free at 1-800-441-2357.

*	A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.